U.S. SECURI[illegible] ON

V

05039994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and [illegible]
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO.
8-37854

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calamos Financial Services LLC

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 E. Warrenville Rd
(No. and Street)

Naperville (City) IL (State) 60563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick H. Dudasik 630.245.7200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive, 14th Floor | Chicago | Illinois | 60601-5212

(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, DC
202

OATH OR AFFIRMATION

I, Patrick H. Dudasik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Calamos Financial Services Inc as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Patrick H. Dudasik
Title: Executive Vice President, CFO & CAO

Notary Public

OFFICIAL SEAL
MICHELLE CONFUORTO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/26/07

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CALAMOS FINANCIAL SERVICES LLC

Table of Contents

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Partner of
Calamos Financial Services LLC:

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in partner's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2005

CALAMOS FINANCIAL SERVICES LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	86,757
Receivables:		
Affiliated funds		1,492,250
Affiliates		8,398
Securities owned		19,970,678
Investment in partnership		598,748
Prepaid expenses and other assets		186,071
Total assets	$	22,342,902

Liabilities and Partner's Capital

Liabilities:		
Payables:		
Brokers	$	12,289,475
Affiliates		997,488
Accounts payable and accrued expenses		979,680
		14,266,643
Partner's capital:		
Contributed capital		286,938
Accumulated earnings		7,789,321
Total partner's capital		8,076,259
Total liabilities and partner's capital	$	22,342,902

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC

Statement of Operations

Year ended December 31, 2004

Revenues:		
Distribution fees	$	52,457,493
Commissions		9,650,737
Net realized and unrealized gain on investments		457,154
Interest and dividends		69,670
Other income		136,618
		62,771,672
Expenses:		
Distribution expenses		49,517,576
Employee compensation and benefits		4,865,012
Administrative and information technology services		2,477,239
Brokerage fees		102,270
Occupancy		132,383
Dues, licenses, and fees		104,667
Other operating expenses		1,435,734
		58,634,881
Net income	$	4,136,791

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC

Statement of Changes in Partner's Capital

Year ended December 31, 2004

		Contributed capital	Accumulated earnings	Total
Balance at December 31, 2003	$	269,265	9,493,716	9,762,981
Net income		—	4,136,791	4,136,791
Dividends paid		—	(5,840,000)	(5,840,000)
Compensation expense recognized under stock incentive plans		17,673	—	17,673
Dividend equivalent accrued under stock incentive plans		—	(1,186)	(1,186)
Balance at December 31, 2004	$	286,938	7,789,321	8,076,259

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	4,136,791
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Change in unrealized appreciation of investment in Partnership		(17,025)
Change in unrealized appreciation of securities owned		(420,488)
Management fee received in Partnership units		(133,771)
Stock based compensation		17,673
Net change in:		
Receivable from affiliates		2,267,095
Receivable from affiliated funds		5,109,740
Securities owned		(13,102,614)
Prepaid expenses and other assets		(40,945)
Payable to brokers		6,244,453
Payable to affiliates		997,488
Accounts payable and accrued expenses		800,062
Total adjustments		1,721,668
Net cash provided by operating activities		5,858,459
Cash flows used in financing activities:		
Dividends paid		(5,840,000)
Net cash used in financing activities		(5,840,000)
Net increase in cash		18,459
Cash at beginning of year		68,298
Cash at end of year	$	86,757
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	133,440

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Nature of Business

On October 15, 2004, Calamos Financial Services, Inc. reorganized through a merger whereby it contributed all of its assets and liabilities to Calamos Financial Services LLC, a limited liability company. The Company refers collectively to (1) Calamos Financial Services, Inc. for the period January 1, 2004 to October 14, 2004 and to (2) Calamos Financial Services LLC for the period October 15, 2004 to December 31, 2004. The Company is a wholly owned subsidiary of Calamos Holdings LLC (Holdings). Calamos Asset Management Inc. (CAM) is the sole manager of Holdings and operates and controls all of the business and affairs of Holdings. During the year, the Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934 acted as a sole distributor of the Calamos Family of Mutual Funds (collectively the Funds), and as an introducing broker/dealer in the purchase and sale of securities and security options.

Securities Owned

Readily marketable securities owned are carried at market value. Not readily marketable securities are valued at fair value. The Company records securities owned on a trade date basis.

Taxes

For the period January 1, 2004 through October 15, 2004, the Company elected to be taxed as an "S" corporation under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return of the Company's stockholder. The Company provided for state replacement taxes and other taxes, as applicable. The Company recorded $45,674 in expenses for state replacement taxes. As a result of the reorganization, for the period October 15, 2004 through December 31, 2004, the Company was organized as a limited liability company and has no federal tax liability and has state tax liabilities determined under individual state nexus laws. State taxes for the period October 15, 2004 to December 31, 2004 were determined to be immaterial.

Investment in Partnership

The Company has a 3.7% interest and was the General Partner in the Calamos Multi-Strategy Limited Partnership (Partnership) for the period from January 1, 2004 through October 31, 2004. Effective November 1, 2004, the responsibilities of the General Partner were assumed by an affiliate of the Company, relegating the Company to a limited partner. The investment in partnership is carried at the net asset value of the partnership units held by the Company.

Revenues and Expenses

Commission revenues and brokerage expenses are recorded on the settlement date. The use of settlement date rather than trade date does not have a material effect on the Company's financial statements. The Company recognized realized and unrealized gains and losses on investments in securities and on investment in partnership in the statement of operations for the periods presented.

(Continued)

Stock Based Compensation

During 2004, the Company participated in an incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards for officers and key employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. Stock option awards are made in shares of CAM's common stock. The Company has adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock Based Compensation*, and records compensation expense on a straight-line basis over the service period.

Use of Estimates in the Preparation of Financial Statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Related-party Transactions

Calamos Advisors LLC (Advisors), a company wholly owned by Holdings, shares personnel, office space and equipment with the Company. Expenses and costs, which benefit both companies, are allocated based on an internal cost allocation methodology. In accordance with the NASD Notice to Members 03-63 (Expense Sharing Agreements), expenses are allocated to the Company for services provided by Advisors. In addition, expenses are allocated to Advisors for services provided by the Company. Expenses allocated between the Company and Advisors and included in the Statement of Operations are as follows:

Expenses allocated to the Company from Advisors:		
Occupancy	$	99,887
Information technology services		209,030
Administrative expenses		2,410,216
Total	$	2,719,133
Expenses allocated to Advisors from the Company:		
Compensation and benefits	$	658,763
Administrative expenses		142,007
Total	$	800,770

The Company is party to a nonrecourse agreement with Advisors to sell and transfer outright all of its rights, title, and interest in certain fee payments to Advisors. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B, and Class C shares of the Funds. In exchange for fees identified above, Advisors agrees to pay an amount equivalent to the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through net asset value privileges; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; (d) amounts expended by the Company for other types of payments, such as

administrative service fees and payments related to annuity products; (e) amounts for other marketing services and other support services performed with respect to the Funds; and (f) other amounts as agreed upon from time to time.

For the year ended December 31, 2004, Advisors paid $42,668,141 for fee payments on A, B, and C fund share sales in accord of the terms of the nonrecourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2004, the Company earned $52,457,493 of distribution fees from the Funds that are not subject to the above mentioned agreement with Advisors. Included in commission revenue is $9,569,409 from the sale of shares of the Funds and from the execution of securities transactions of the Funds for the year ended December 31, 2004. Expenses and costs paid by the Company on behalf of the Funds are billed to the Funds. Uncollected commissions and distribution fees due from the Funds at December 31, 2004 were $1,492,250.

The Company received an annual management fee equal to 1% of net assets for its services as General Partner of the Partnership for the period January 1, 2004 through October 31, 2004. The management fee of $133,771 was received in the form of additional investment units in the Partnership.

From time to time, other receivables and liabilities occur in the ordinary course of business between the Company and its affiliates. At December 31, 2004, the Company had a payable to Advisors of $957,729 and to other affiliates of $39,759.

(3) Securities Owned

At December 31, 2004, securities owned consist of the following:

Securities owned:		
Money market funds	$	16,561,539
Calamos mutual funds		3,358,389
Common stock		50,750
	$	19,970,678

(4) Payable to Brokers

For the period ending December 31, 2004, the Company had payments due to brokers in the amount of $12,289,475. This liability is comprised of the following:

Payable to brokers:		
12b-1 distribution fees	$	12,289,070
Commissions		405
	$	12,289,475

(Continued)

(5) Stock-based Compensation

Certain employees of the Company participate in equity compensation plans which are comprised of restricted stock units (RSUs) and stock options and are designed to retain key employees. A total of 10,000,000 shares of CAM's common stock may be granted under the plan. During 2005, 20,850 RSUs and 13,200 stock options were awarded to employees of the Company in accordance with the provisions of the plan. In addition, the recipients of each RSU are also entitled to receive a dividend equivalent to the actual dividends declared on CAM's class A common stock. RSUs are granted with no strike price and, therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued dividends, vest at the end of the restriction period, generally between three and six years.

Under the plan, the exercise price of each option, which have a ten year life, equals the market price of the company's stock on the date of grant. For awards made during 2004, the stock price at grant date was $18.00. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. For options granted during the year, the weighted average fair value was estimated on the date of the grant with the following weighted average assumptions: dividend yield of 1.56%, expected volatility of 33%, risk-free interest rate of 3.74%, and expected life of 7.5 years.

A summary of the stock option activity for the year ended December 31, 2004 is as follows:

	Shares	Weighted average exercise price
Outstanding, December 31, 2003	—	$ —
Granted	13,200	18.00
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2004	13,200	18.00
Options exercisable at year-end		—
Weighted average fair value of options granted		6.43

(Continued)

A summary of the RSU activity for the year ended December 31, 2004 is as follows:

		Shares
Outstanding, December 31, 2003		—
Granted		20,850
Forfeited		(2,000)
Vested		—
Outstanding, December 31, 2004		18,850
Weighted average fair value of RSUs granted	$	18.00

In connection with the plans, the Company recorded compensation expense of $17,673 during 2004 and has a dividend equivalent payable of $1,186 at December 31, 2004.

(6) **Regulatory and Net Capital Requirements**

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $951,110 at December 31, 2004, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2004, the Company's net capital was $6,453,203, which was $5,502,093 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 2.21 to 1.

(7) **Agreement with Wexford Clearing Corporation**

The Company has an agreement whereby the Company transacts, on a fully disclosed basis, all customer business through Wexford Clearing Corporation. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement.

Schedule 1

CALAMOS FINANCIAL SERVICES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Computation of net capital:		
Total partner's capital	$	8,076,259
Deduct:		
Nonallowable assets:		
Receivable from affiliate		8,398
Prepaid expenses and other assets		186,071
Investment in Partnership		598,748
Haircuts on securities positions		829,839
Total deductions		1,623,056
Net capital		6,453,203
Minimum net capital requirement (6⅔% of aggregate indebtedness)		951,110
Net capital in excess of requirement	$	5,502,093
Aggregate indebtedness – accounts payable, accrued expenses, and other liabilities	$	14,266,643
Ratio of aggregate indebtedness to net capital		221%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2004 filed by Calamos Financial Services, Inc. in its Form X-17A-5 with the National Association of Securities Dealers, Inc. on January 25, 2005.

The Company is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including Information Relating to the Possession or Control Requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

See accompanying independent auditors' report.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Partner of
Calamos Financial Services, Inc.:

In planning and performing our audit of the financial statements of Calamos Financial Services LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005